SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

September 10, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: September 10, 2010

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

Smith & Nephew Plc (the "Company")

Employee Share Plans - Announcement of transaction in ordinary shares of US$0.20 each and American Depository Shares (ADSs) representing five ordinary shares of US$0.20 each.

The Company announces that on 9 September 2010 conditional awards were made under the Company's Global Share Plan 2010, 2004 Performance Share Plan and 2004 Executive Share Option Plans to Executive Directors/persons discharging managerial responsibility ("PDMRs") as detailed in the tables below. No consideration is payable for the awards.

1. 2004 PERFORMANCE SHARE PLAN ("PSP")

Name	Director/PDMR	Number of shares subject to award	Total Number of Shares over which awards held under the PSP following Notification
David Illingworth	Chief Executive	50,166 ADSs	686,450 ordinary shares (which includes 103,528 ADSs)
Adrian Hennah	Chief Financial Officer	146,408 ordinary shares	428,259 ordinary shares

Notes:

There are performance conditions attached to the release of awards under the 2004 Performance Share Plan. These awards will vest on 9 September 2013, subject to the achievement of the performance conditions which are measured from 1 January 2010 to 31 December 2012.

2. 2004 EXECUTIVE SHARE OPTION PLAN

Name	Director/PDMR	Number of shares subject to award	Option Price	Total Number of Shares over which Options held following Notification
David Illingworth	Chief Executive	33,223 ADSs	$42.35	720,757 ordinary shares (including options over 68,798 ADS)
Adrian Hennah	Chief Financial Officer	97,605 ordinary shares	543p	390,493 ordinary shares

Notes:

There are performance conditions attached to the release of awards under the 2004 Executive Share Option Plan. These awards will vest, subject to the achievement of the performance conditions, on 9 September 2013. Any options which vest will be exercisable from 9 September 2013 to close of business 8 September 2020.

3. GLOBAL SHARE PLAN 2010

i) OPTIONS

Name	PDMR	Type of award	Number of Ordinary shares subject to award	Option Price	Total Number of Shares over which Options held following Notification
Mark Augusti	PDMR	Option	55,816	538p	263,193 ordinary shares (including options over 12,500 ADS)
John Campo	PDMR	Option	57,616	538p	204,795 ordinary shares
Joseph DeVivo	PDMR	Option	61,817	538p	187,868 ordinary shares
Michael Frazzette	PDMR	Option	58,816	538p	205,019 ordinary shares
R. Gordon Howe	PDMR	Option	47,413	538p	191,495 ordinary shares (including options over 4,000 ADS)
Charles Pendle	PRMR	Option	40,000	538p	110,413 ordinary shares
Roger Teasdale	PDMR	Option	51,115	538p	136,562 ordinary shares
Naseem Amin	PDMR	Option	63,197	538p	86,291 ordinary shares

Notes:

The Options vest in equal annual tranches over three years following the award date and will be exercisable from vesting until close of business on 8 September 2020.

The UK Approved Options will vest three years from the award date and will be exercisable from 9 September 2013 to close of business on 8 September 2020.

ii) PERFORMANCE SHARE AWARDS

Name	PDMR	Number of shares subject to award	Total Number of Shares over which awards held under the PSP following Notification
Naseem Amin	PDMR	47,397 ordinary shares	64,718 ordinary shares
Mark Augusti	PDMR	8,399 ADSs	22,701 ADSs
John Campo	PDMR	8,670 ADSs	23,328 ADSs
Joseph DeVivo	PDMR	9,302 ADSs	24,948 ADSs
Michael Frazzette	PDMR	8,851 ADSs	23,700 ADSs
R. Gordon Howe	PDMR	7,135 ADSs	19,238 ADSs
Roger Teasdale	PDMR	38,336 ordinary shares	83,675 ordinary shares

Notes:

There are performance conditions attached to the release of awards under the Performance Share Plan. These awards will vest on 9 September 2013, subject to the achievement of the performance conditions which are measured from 1 January 2010 to 31 December 2012.

1) 1 ADS is equal to 5 Ordinary Shares.

2) The transaction took place in London, UK.

3) This announcement is made in accordance with Disclosure & Transparency Rule 3.1.2.

Contact:
Gemma Parsons
Deputy Company Secretary
Telephone: 020 7401 7646